Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, August 1, 2019

FAIRFAX ANNOUNCES ACQUISITION OF SHARES OF QUESS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has acquired an additional 256,200 equity shares of Quess Corp Limited (“Quess”). Upon completion of the acquisition of these additional Quess shares and the previously announced spinout of Quess shares by Thomas Cook (India) Limited, the parent of Quess and a subsidiary of Fairfax, to its shareholders, Fairfax will own 32.35% of Quess.

“We consider Ajit Isaac, the Founder and Chairman and the owner of 22.65% of Quess, to be an outstanding entrepreneur who is in the process of building a great company,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “We are excited to increase our ownership of Quess and we expect to further increase our shareholding in the future as we believe that Quess will be a great long-term investment.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:                    John Varnell, Vice President, Corporate Development and Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946